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                           December 4, 2023

       Chaya Hendrick
       Chief Executive Officer
       Smart Biometric Technology, Inc.
       3960 Howard Hughes Parkway
       Suite 500
       Las Vegas, NV 89169

                                                        Re: Smart Biometric
Technology, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 28,
2023
                                                            File No. 024-12364

       Dear Chaya Hendrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Pattan at 202-551-6756 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Eric Newlan